Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

GREEN MOUNTAIN POWER ANNOUNCES REVISED PRELIMINARY RESULTS
OF ITS SUCCESSFUL MODIFIED “DUTCH AUCTION” SELF TENDER OFFER

NEW YORK, November 20, 2002 — GREEN MOUNTAIN POWER CORPORATION (NYSE: GMP) announced today the revised preliminary results of its successful modified “Dutch Auction” self tender offer, which expired at 12:00 midnight, New York City time, on November 19, 2002.

Based on the preliminary count by the depositary for the tender offer, and after taking into account shares tendered pursuant to guaranteed delivery procedures, approximately 815,779 shares of common stock were properly tendered and not withdrawn at a price at or below $19.75 per share (including those shares tendered by shareholders who indicated in their letters of transmittal that they were willing to accept the price selected by Green Mountain Power in accordance with the terms of the offer). Green Mountain Power expects to accept for purchase 815,779 shares at a purchase price of $19.75 per share in accordance with the terms of the offer. The 815,779 shares that Green Mountain Power expects to purchase are comprised of the 800,000 shares Green Mountain Power offered to purchase and 15,779 shares to be purchased pursuant to Green Mountain Power’s right to purchase up to an additional 2% of its outstanding shares. Due to the exercise of such right, Green Mountain Power expects that there will be no proration and that all shares properly tendered and not withdrawn at a price at or below $19.75 per share will be purchased. Immediately following such purchase, and assuming that 815,779 shares are purchased in the offer, Green Mountain Power will have approximately 4,916,331 shares of common stock outstanding.

The determination of the actual number of and specific shares to be purchased and the price per share are preliminary and subject to verification and final confirmation by Mellon Investor Services LLC (the depositary for the tender offer), the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the impact of “odd lot” and conditional tenders. The final results of the tender offer will be announced promptly following completion of the verification process. Promptly following this confirmation process, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted. Any questions regarding the tender offer may be directed to Mellon Investor Services LLC at (800) 858-0985.

Green Mountain Power is a public utility operating company engaged in supplying electrical energy in the State of Vermont in a territory with approximately one quarter of the State’s population. Green Mountain Power serves approximately 87,000 customers.